Exhibit 14.1

STAKTEK HOLDINGS, INC.

CODE OF CONDUCT

I.	ETHICS AND COMPLIANCE

Staktek Holdings, Inc. and its subsidiaries (collectively, “we” or the “Company”) is committed to promoting integrity, honesty and professionalism, and maintaining the highest standards of ethical conduct in all of the Company’s activities. Our business success is dependent on our reputation for integrity and fairness. It is essential that the highest standards of conduct and professional integrity be observed in all contacts made by our employees and directors with our customers, creditors, stockholders, suppliers, governmental officials, fellow employees and members of the general public. As a result, we have established this Code of Conduct addressing the rules and policies of conduct to be used in conducting the business affairs of the Company.1

This document does not cover all Staktek policies or all laws. Please refer to the Company’s Intranet under “Policies” for additional policies. In addition, if a local law conflicts with a policy in this Code, then you must comply with the law; if a local custom or practice conflicts with this Code, then you must comply with this Code. If your line of business or region has a policy or practice that conflicts with this Code, then you must comply with this Code. If your line of business or region has policies or practices that require more of you than is required by the Code or if local law requires more, then you must follow the stricter policy, practice or law. Think of this Code as a baseline, or a minimum requirement, which must always be followed. The only time you can go below the baseline is if a law absolutely requires you to do so or if the Company’s Board of Directors or the Nominating and Governance Committee of the Board has approved the exception in writing.

No set of policy guidelines can anticipate all situations that the Company’s employees or directors may encounter. When faced with a business decision with ethical implications, you should ask yourself the following questions:

•	Would my actions inspire trust?

•	Are my actions legal? If legal, are they also ethical? Are my actions fair and honest?

•	Can I defend this action with a clear conscience before my supervisor, fellow employees and the general public?

•	Would my supervisor act this way? Would it be helpful to ask my supervisor about this matter before I act?

When in doubt, you are encouraged to seek guidance and express any concerns you may have regarding this Code. Questions regarding these rules and policies should be directed, and concerns or possible violations of these rules and policies should be promptly reported, to the General Counsel. You have two confidential means available to ask a question or make a report, which are set forth in the Company’s Code of Conduct posted on its Intranet as well as posted throughout its facilities.

Please remember that if you report something anonymously, you must include sufficient detail so that your report can be investigated. If you do not provide enough information, then it will not be possible to conduct an investigation.

1 This Code of Conduct applies to the individuals who serve on our Board of Directors but it does not apply to any funds or other investment vehicles that may be managed by these individuals in their capacities as partners or managers of these funds.

Violations of the rules and policies of conduct set forth in this Code will result in corrective action, up to and including termination of employment.

II.	CONFIDENTIAL INFORMATION

Information on the Company’s activities, strategies and business data is proprietary. Confidential information includes all non-public information that might be of use to our competitors, or harmful to the Company or the Company’s customers, if disclosed. We believe that our confidential proprietary information and data are important corporate assets in the operation of our business and prohibit the use or disclosure of this information, except when disclosure is authorized or legally mandated. You must be careful not to disclose confidential information to unauthorized persons, either inside or outside the Company, and you must exercise care to protect the confidentiality of information received from any other party.

To protect this information, it is Company policy that:

•	Confidential information of the Company should be disclosed within the Company only on a need-to-know basis.

•	Confidential information of the Company should be disclosed outside the Company only when required by law or when necessary to further the Company’s business activities and in accordance with the Company’s disclosure guidelines. Any disclosure of confidential information outside the Company must be pursuant to an approved Non-Disclosure Agreement.

Concerns with respect to confidential information may arise in the securities area as well. See the Company’s Policy on Insider Trading that is accessible on the Company’s Intranet. If you believe you have a legal obligation to disclose confidential information, you should consult the Legal Department prior to doing so.

Patents, Copyrights, Trademarks and Proprietary Information

Protection of the Company’s intellectual property, including its trade secrets, pending patent information, scientific and technical knowledge, know-how and the experience developed in the course of the Company’s activities, is essential to maintaining our competitive advantage. This information should be protected by all Company personnel and should not be disclosed to outsiders.

Much of the information we develop in research, production, marketing, sales, legal and finance is original in nature and its protection is essential to our continued success. This information should be safeguarded. Proprietary/confidential information and trade secrets may consist of any formula, pattern, device or compilation of information maintained in secrecy that is used in business, and that gives the business an opportunity to obtain an advantage over competitors who do not know about it or use it. This information should be protected by all Company employees and not disclosed to outsiders. Its loss through inadvertent or improper disclosure could be harmful to the Company.

No Inadvertent Disclosures

In becoming an employee, you were required to sign an agreement confirming your obligation not to disclose the Company’s proprietary confidential information, both while you are employed and after you leave the Company. The loyalty, integrity and sound judgment of the Company’s employees both on and off the job are essential to the protection of this information.

You should be especially mindful in the use of the telephone, cellular telephone, fax, telex, electronic mail, and other electronic means of storing and transmitting information.

You should take every practicable step to preserve the Company’s confidential information. For example, you should not discuss material information in elevators, hallways, restrooms, restaurants, airplanes, taxicabs, or any place where you can be overheard; not read confidential documents in public places or discard them where they can be retrieved by others; not leave confidential documents in unattended conference rooms; and not leave confidential documents behind when a meeting or conference is over. Also, you should be cautious when conducting conversations on speaker telephones in offices, and of the potential for eavesdropping on conversations conducted on cellular, car or airplane telephones, and other unsecured means of communication.

III.	CONFLICTS OF INTEREST AND CORPORATE OPPORTUNITIES

A conflict of interest occurs when an individual’s private interest interferes, or even appears to interfere, in any way with the interests of the Company as a whole. If you consider undertaking any transaction or relationship that reasonably could be expected to give rise to an actual or apparent conflict or disparity of interest between you and the Company, or in your personal or professional relationship, you must promptly disclose this activity for review by the General Counsel. Immediate disclosure of any potential conflict is the key to remaining in full compliance with this Code.

Examples of Potential Conflicts:

•	You take actions or have interests that may make it difficult to perform your work at the Company objectively and effectively.

•	You, or a member of your family, receive improper personal benefits as a result of your position in the Company.

•	You perform services for, serve as a director, employee or consultant of, or have a substantial interest in, any competitor of the Company.

•	You engage in a transaction with the Company, or work for or own a substantial interest in any organization, doing or seeking to do business with the Company.

•	You intend to acquire ownership of, or an interest in, any type of property (such as real estate, patent rights, securities or software) in which the Company has or might reasonably be thought to have an interest.

In addition, you are prohibited from engaging in the following corporate opportunities:

•	Taking for yourself personally opportunities that are discovered through the use of Company property, information or position.

•	Using Company property, information or position for your personal benefit.

•	Competing with the Company.

With respect to our Board of Directors, the three foregoing actions are prohibited if the action would result in a violation of a director’s fiduciary duty (or duties) or the doctrine of corporate opportunity.

You owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises.

Conflicts are not always clear. If you become aware of a conflict or a potential conflict, or have a question about a potential conflict, please contact your manager or the General Counsel. If you become involved in a situation that becomes an actual conflict, you are required to inform your manager or the General Counsel right away.

IV.	INSIDER INFORMATION

In the normal course of business, directors and employees of the Company may come into possession of significant, nonpublic information. This kind of information, often referred to as “material,

nonpublic” information in the securities laws, is considered the property of the Company that you have been entrusted with. Accordingly, you may not seek to profit from it by buying or selling securities yourself or by passing on the information to others to enable them to profit. This rule applies to trading in Staktek’s own securities, but it also applies to trading in the securities of other companies if you learn something in the course of your employment or relationship with Staktek that might affect the value of the other stock. The insider trading rules apply both to buying stock (to make a profit based on good news) and selling stock (to avoid a loss based on bad news).

Besides your obligation to refrain from trading while in possession of material, nonpublic information, you are also prohibited from “tipping” others. The concept of unlawful tipping includes passing on information to friends or family members under circumstances that suggest that you were trying to help them make a profit or avoid a loss. When tipping occurs, both the “tipper” and the “tippee” may be held liable, and this liability may extend to all those to whom the tippee, in turn, gives the information.

The basic Company policy in the insider trading area is that no trading under any circumstances is permitted by Company personnel while such personnel or members of their households possess material, nonpublic information, as described above. In addition, certain individuals are restricted from trading in the Company’s securities during restricted trading periods, generally in connection with the Company’s earnings announcements.

For additional information regarding the complete policy, see the Company’s Policy on Insider Trading, which can be accessed on the Company Intranet.

V.	GOVERNMENT INVESTIGATIONS

It is Company policy to fully cooperate with any appropriate government investigation. If you learn about a possible government investigation or inquiry, inform the General Counsel immediately.

The Company prohibits any employee, officer or director from altering, destroying, mutilating or concealing a record, document, or other object, or attempting to do so, with the intent to impair the object’s integrity or availability for use in an official preceding. Furthermore, the Company prohibits any employee or director from otherwise obstructing, influencing or impeding any official proceeding or any attempts to do so.

VI.	FAIR DEALING

You should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VII.	CUSTOMER, SUPPLIER AND COMPETITOR RELATIONS

The Company, its employees, and representatives must treat customers, business allies and suppliers fairly and may not engage in unlawful anticompetitive practices. In addition, the Company and employees and directors must comply with all U.S. and non-U.S. laws, rules and regulations applicable in the country, state and local jurisdiction where the Company conducts business.

Permissible Payments

The payment of normal discounts and allowances, commissions, fees, sales promotion activity, entertainment, and the extension of services and other customary courtesies in the ordinary course of business is permissible so long as they have been authorized and properly recorded. If a customer, supplier, vendor or government agency has adopted a more stringent policy than the Company’s regarding gifts and gratuities, then you must comply with that more stringent policy when dealing with that person or entity. (See below for a discussion of gifts to government representatives.)

Anti-Bribery

The Company’s objective is to compete in the marketplace on the basis of superior products, services and competitive prices. No payment in any form (whether funds or assets) shall be made directly or indirectly to anyone for the purpose of obtaining or retaining business or to obtain any other favorable action. It is imperative that each and every person who does business with the Company understands that we will not, under any circumstances, give or accept bribes or kickbacks. A violation of this policy will subject you to corrective action as well as potential criminal prosecution.

Gifts

No gift should be accepted from a supplier, vendor or customer unless the gift has insubstantial value and a refusal to accept it would be discourteous or otherwise harmful to the Company. This applies equally to gifts to suppliers or vendors or non-governmental customers. (See below for a discussion of gifts to government representatives.)

Entertainment

Appropriate business entertainment of non-government employees occurring in connection with business discussions or the development of business relationships is generally deemed appropriate in the conduct of official business. This may include business-related meals and trips, refreshments before or after a business meeting, and occasional athletic, theatrical or cultural events. Entertainment in any form that would likely result in a feeling or expectation of personal obligation should not be extended or accepted. This applies equally to giving or receiving entertainment.

Government Representatives

What is acceptable practice in the commercial business environment may be illegal or against the policies of federal, state or local governments. Therefore, no gifts or business entertainment of any kind may be given to any government employee without the prior approval of the General Counsel, except for items of nominal value having the Staktek logo (i.e., pens, coffee mugs, etc.).

In addition, the Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value to officials or political parties of foreign governments in order to obtain or retain business or to gain any improper advantage. Any proposed incentive to be given to government personnel to secure an improper advantage is not permitted. In your relations with governmental agencies or customers, the Company and you may not directly or indirectly engage in bribery, kickbacks, payoffs or other corrupt business practices. If you suspect that any payment is being used for improper purposes, you must immediately report the situation to the General Counsel for investigation.

In certain instances, the FCPA does allow what are referred to as “facilitating payments.” Typically, these are nominal payments given to relatively low-ranking government personnel to hasten the inspection of goods or the performance of other basic administrative tasks. Nonetheless, the Company strongly discourages these payments, and in any case, the payment must also be consistent with applicable laws of the host country. If you are faced with or anticipate a situation that may involve a facilitating payment, contact the General Counsel before taking any action.

The FCPA also prohibits knowingly falsifying the Company’s books and records or knowingly circumventing or failing to implement accounting controls.

VIII.	EXPORT CONTROLS

It is our policy to fully comply with all applicable U.S. export, customs and trade control laws and regulations, licensing requirements, relevant non-U.S. laws and international sanctions. The Company is responsible for customs, export and trade control compliance, and will establish licensing and compliance programs. To the extent feasible, the Company is expected to perform due diligence and know its customer in any business transaction. Any investigation or inquiry by a U.S. governmental organization regarding alleged trade control violations or irregularities should be immediately reported to the General Counsel prior to taking any action. The General Counsel is available to answer any questions regarding customers, export licensing and trade controls and should be consulted as the need arises.

IX.	PUBLIC COMPANY REPORTING

As a public company, it is of critical importance that our filings and submissions with the Securities and Exchange Commission (the “Commission”) be accurate and timely. Depending on your position with the Company, you may be called upon to provide necessary information to assure that the Company’s public reports and documents filed with the Commission and in other public communications by the Company are full, fair and understandable. The Company expects you to provide prompt, accurate answers to inquiries related to the Company’s public disclosure requirements.

X.	RECORD MANAGEMENT

The General Counsel has company-wide responsibility for developing, administering and coordinating the record management program, and issuing retention guidelines for specific types of documents. Records should be maintained to comply with applicable statutory, regulatory or contractual requirements, as well as pursuant to prudent business practices. The Company prohibits any employee or director from altering, destroying, mutilating or concealing a record, document, or other object, or attempt to do so, with the intent to impair the object’s integrity or availability for use in an official proceeding. You can contact the General Counsel for specific information on the Company’s Document Retention Policy.

XI.	RECORDING TRANSACTIONS

We have established and maintain a high standard of accuracy and completeness in our financial records. These records serve as the basis for managing our business, for measuring and fulfilling its obligations to employees, customers, suppliers and others, and for compliance with tax and financial reporting requirements.

In the preparation and maintenance of records, employees must make and keep books, invoices, records and accounts that, in reasonable detail, accurately and fairly reflect the financial transactions of the Company. These records must comply with generally accepted accounting practices and principles. The Company prohibits the establishment of any undisclosed or unrecorded funds or assets for any purpose.

Each employee must maintain accurate records of transactions, time reports, expense accounts and other company records. You are prohibited from making a representation, either in a document or in oral communication, which does not fairly present the transaction. The Company has devised, implemented and maintained a system of internal accounting controls that is sufficient to provide reasonable assurances that financial transactions are properly authorized, executed and recorded. You must comply with this system and report any incident that you believe is in violation of the requirements of this system.

See “Reporting Violations” in Section XV below for specific information on reporting violations of this Code, as well as issues regarding accounting, internal accounting controls or auditing matters, harassment or discrimination, or any other issue.

XII.	USE AND PROTECTION OF COMPANY ASSETS

Company assets are to be used only for the legitimate business purposes of the Company and its subsidiaries and only by authorized employees or their designees. This includes both tangible and intangible assets.

Some examples of tangible assets include office equipment, such as telephones, copy machines, computers, furniture, supplies and production equipment. Some examples of intangible assets include intellectual property, such as pending patent information, trade secrets or other confidential or proprietary information (whether in printed or electronic form).

You are responsible for ensuring that appropriate measures are taken to assure that Company assets are properly protected. In addition, you should take appropriate measures to ensure the efficient use of Company assets, since theft, carelessness and waste have a direct impact on the Company’s profitability.

Use of E-mail and the Internet

The use of the Company’s electronic mail (e-mail) system and connection to the Internet should be used primarily for Company business. All employees, officers and directors should use the same care, caution and etiquette in sending e-mail messages as in all other written or oral business communications. The Company will not tolerate discriminatory, offensive, defamatory, pornographic and other similar type of messages or materials sent by e-mail or accessed through the Internet. Since the e-mail system and Internet connection are Company resources, the Company reserves the right at any time to monitor and inspect without notice, all electronic communications on personal computers owned by the Company or computers on the premises used in the business of the Company.

Computer Software

Most computer software is protected by copyrights. The Company’s policy is to respect copyrights and to strictly adhere to all relevant laws and regulations regarding the use and copying of computer software. Therefore, the unauthorized duplication of software, whether or not owned by the Company, is prohibited, even if the duplication is for business purposes, is of limited duration, or is otherwise accepted local practice.

XIII.	DELEGATION OF AUTHORITY

See the Company’s Signature Authority Policy that is accessible on the Company’s Intranet.

XIV.	MONITORING AND ENFORCEMENT

You should take steps to ensure compliance with the standards set forth in this Code in the operations of the Company. If there are instances of non-compliance, employees and directors shall ensure timely and reasonable remediation of any non-compliance, whether found by internal or external monitors, and ensure that adequate steps are taken to prevent the recurrence and/or occurrence in the Company. In instances where the proper and ethical course of action is unclear, you should seek counsel from the General Counsel.

All managerial personnel are responsible for the necessary distribution of this Code to ensure employee knowledge and compliance on a worldwide basis.

XV.	REPORTING VIOLATIONS

You are encouraged to submit any concerns or complaints anonymously and/or confidentially regarding violations of this Code, accounting, internal accounting controls or auditing matters, harassment, discrimination, or any other issue to the General Counsel at x228.

In addition, you have two confidential means available to ask a question or make a report, which are set forth in the Company’s Code of Conduct posted on its Intranet as well as posted throughout its facilities.

Please remember that if you report something anonymously, you must include sufficient detail so that your report can be investigated. If you do not provide enough information, then it will not be possible to conduct an investigation.

The values and responsibilities outlined in this Code are important to the Company and must be taken seriously by all employees. As a result, violations of these values and responsibilities will not be tolerated.

You are encouraged to speak to your supervisor, manager or other appropriate personnel when in doubt about the best course of action in a particular situation. You are also encouraged to promptly report information or knowledge of any act in violation of the laws, rules, regulations or this Code, or which you believe to be unethical.

It is Company policy that there be no intentional retaliation against any person who provides truthful information to a Company or law enforcement official concerning a possible violation of any law, regulation or Company policy, including this Code. In no event will any action be taken against you for making a complaint or reporting, in good faith, known or suspected violations of Company policy. You will not lose your job for refusing an order you reasonably believe would violate the provisions of this Code, and any retaliation against you is prohibited.

Any report by an employee or director will be kept confidential to the extent permitted by law and regulation and the Company’s ability to address these concerns. In certain instances, the identity of the reporting employee or director may be provided to those persons involved in the investigation.

XVI.	CORRECTIVE ACTION

Violations of the rules and policies of conduct set forth in this Code may result in one or more of the following corrective actions, as appropriate:

•	a warning;

•	a reprimand (noted in an employee’s personnel record);

•	probation;

•	demotion;

•	temporary suspension;

•	required reimbursement of losses or damages;

•	termination of employment; and/or

•	referral for criminal prosecution or civil action.

Corrective actions may apply to any supervisor who directs or approves any prohibited actions, or has knowledge of them and does not promptly correct them.

As stated above, reporting possible violations of this Code will not result in retaliation against the employee for making this report.

Conduct that violates this Code may also violate federal or state laws or laws outside the United States. These violations may subject you to prosecution, imprisonment and fines. The Company may also be subject to prosecution and fines for your conduct.

XVII.	AMENDMENT, MODIFICATION, WAIVER AND TERMINATION OF PROVISIONS OF THE CODE

We reserve the right to amend, modify, waive or terminate these rules and policies at any time for any reason.

We will disclose any waivers of this Code made to executive officers or directors of the Company, subject to the provisions of the Securities Exchange Act of 1934, as amended, and the rules thereunder, and the applicable rules of the National Association of Securities Dealers, Inc. Waivers of this Code can only be granted by the Board of Directors or the Nominating and Governance Committee of the Board of Directors.

Acknowledgement and Receipt

I am not aware of any matter that could be in conflict with the Staktek Corporate Code of Conduct, with the following exceptions:

I have received a copy of the Company’s Corporate Code of Conduct and understand that I am responsible for complying with it.

Name – Printed

Signature

Date